MYTRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

7 April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549





Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6th and 7th of April 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050407

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arises by attribution only. The interest in 50,087,405 A shares of 1p each arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. The interest in 946,112,964 A shares of 1p each arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

50,087,405 A shares of 1p registered in the name of Goldman Sachs Securities (Nominees) Limited and 964,112,964 A shares of 1p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

6 April 2005

12. Total holding following this notification

996,200,369 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

8.56% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary 

Date of notification

7 April 2005

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

06 April 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198-203 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 04 April 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 996,200,369 shares. – 8.57%

Of these 996,200,369 shares:

- The interest in 50,087,405 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 946,112,964 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,



Stuart McLerie
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

1 April 2005

11. Date company informed

6 April 2005

12. Total holding following this notification

1,052,995,323 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

9.34% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 928,435,438 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 928,435,438 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary



Date of notification

6 April 2005


RECEIVED
06 APR 2005
Company Secretary's Office

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 5 April 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: Eleanor Jenkins

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 2491

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards

Eleanor

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

5 April 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 1 April 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 1,052,995,323 shares, being approximately 9.34% of the issued share capital of the Company.

We have transferred from time to time 928,435,438 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 928,435,438 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



Eleanor Jenkins
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

50,000,000

6. Percentage of issued class

0.44% of the A Ordinary shares of 1p each

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

6 April 2005

12. Total holding following this notification

725,815,679 A ordinary shares

13. Total percentage holding of issued class following this notification

6.44% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

6 April 2005

JPMorgan

The Company Secretary
MyTravel Group Plc – A Shares
Parkway One
300 Princess Road
Manchester
M14 7QU


RECEIVED
06 APR 2005
Company Secretary's Office

4 April 2005

Dear Sir,

MYTRAVEL GROUP PLC – A SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Securities Ltd, ("JPMSL") of 125 London Wall, London, EC2Y 5AJ, we would like to advise that JPMSL has decreased its material interests in MyTravel Group Plc (the "Company") from 8.30% to 6.437%. The holding percentage takes in consideration the movements and the change in the issue share capital.

Total number of shares purchased: 50,000,000 (0.44%)   Was 704,990,088 = 7.93%

Total number of shares held by J.P. Morgan Securities Ltd.: 725,815,679 (6.437%)

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

S. Shaikh

Shoaib Shaikh
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Barclays Bank PLC and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	218
Barclays Capital Nominees Limited	463,088,081
Chase Nominees Limited (a/c 16376)	4,744,008
JP Morgan (BGI Custody) (a/c 16331)	2,612,606
JP Morgan (BGI Custody) (a/c 16341)	4,942,032
JP Morgan (BGI Custody) (a/c 16400)	91,229,765
JP Morgan (BGI Custody) (a/c 18409)	3,860,036

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

6 April 2005

12. Total holding following this notification

570,476,746 A ordinary shares

13. Total percentage holding of issued class following this notification

5.06% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

6 April 2005


RECEIVED
06 APR 2005
Company Secretary's Office

Barclays Corporate Secretariat
One Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

5 April 2005

The Company Secretary
Mytravel Group PLC
Parkway One
Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 4 April 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.06%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,275,617,222 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Peter Spears

pp Geoff Smith
Manager, Secretarial Services
Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B054QP3**

As at 04 April 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 570,476,746 A ORD GBP0.01 representing 5.06 % of the issued share capital of 11,275,617,222 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Securities Ltd		218	.0001
Barclays Global Investors Ltd		99,833,809	.8854
Barclays Bank PLC		463,088,081	4.1070
Barclays Life Assurance Co Ltd		7,554,638	.0670
	Group Holding	**570,476,746**	**5.0595**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B054QP3**

As at 04 April 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 570,476,746 A ORD GBP0.01 representing 5.06 % of the issued share capital of 11,275,617,222 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMI			218
BARCLAYS CAPITAL NOMINEES LIMI			463,088,081
CHASE NOMINEES LTD	16376		4,744,008
JP MORGAN (BGI CUSTODY)	16331		2,612,606
JP MORGAN (BGI CUSTODY)	16341		4,942,032
JP MORGAN (BGI CUSTODY)	16400		91,229,765
JP MORGAN (BGI CUSTODY)	18409		3,860,036
		Total	**570,476,746**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

5 April 2005

12. Total holding following this notification

464,339,960 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

4.12% of the A ordinary shares of 1p

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

6 April 2005



Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

o: ref: mytravel0504

5 April 2005

The Company Secretary
MYTRAVEL GROUP PLC - A SHRS
Parkway One
300 Princess Road
Manchester, M14 7QU
United Kingdom

Dear Sir

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully



Duly authorised for and on behalf
of the notifying companies

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Company Name: **Mytravel Group plc** Date: 1st April 2005

Class of Shares: **A GBP 0.01 Ordinary Shares**

Total Interest held by: **Merrill Lynch Investment Managers Group Limited 49,804,590 (0.56%)**

Made up as follows:

Registered Holder (if known)	Number of Shares	**Investment Management Company (if separately disclosable)**	**Beneficial Interests? (Yes/No)**
Nutraco Nominees Limited (Des & Undes)	33,646,890		No
Merrill Lynch Pension Nominees Limited A/C Noncert	14,696,700		Yes
Other Names	1,461,000		No
TOTAL	**49,804,590**		

Second attachment

Company: MYTRAVEL GROUP PLC - A SH — as of: April 1, 2005

Class of shares: GBp 1 - Common Stock

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

		Requisite details in respect of shares additional to those shown in the first attachment	
Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5) Companies Act 1985?
Merrill Lynch & Co., Inc	464,339,960	414,535,370	0
Merrill Lynch Group, Inc	49,804,590	0	0

512,262,990 = 5.5%

Was

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

5 April 2005

12. Total holding following this notification

1,019,145,143 A ordinary shares

13. Total percentage holding of issued class following this notification

9.04% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions.

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary 

Date of notification

6 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	Andrew Anderson
Date	05 April 2005
Total pages	2 **(including this header)**

If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards



Andrew Anderson
Central Compliance Department

\\Loncompwebp3\central$\e central$\position monitoring\significant shareholdings\uk proprietary\2005\my travel a sharesfx.doc



Authorised by: (1) ______________ **(2)** ______________

Cost Centre 0840930010 **Expenses A/C**

Central Compliance

BY FAX AND POST

Deutsche Bank

05 April 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 04 April 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 11,275,617,222 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,019,145,143 A ordinary shares of MyTravel Group Plc, amounting to 9.04%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Was 989,467,969.
8.78%.

Yours faithfully

for DEUTSCHE BANK AG LONDON



AUTHORISED SIGNATORY

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